FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of December, 2004

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

          15-5, Minami-Aoyama 1-Chome, Minato-ku, Tokyo 107-8544, Japan
          -------------------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Ricoh Company, Ltd.
                                                ------------------------------
                                                (Registrant)

                                                By:  /S/  Zenji Miura
                                                ------------------------------
                                                Zenji Miura
                                                Managing Director
                                                Executive Vice President
                                                General Manager of the
                                                 Finance & Accounting Division

December 15, 2004


--------------------------------------------------------------------------------

RICOH COMPANY, LTD.

Interim Consolidated Financial Statements
For the six months ended September 30, 2004

This is an English translation of the Interim Securities Report (Hanki Hokokusho) for the six months ended September 30, 2004 pursuant to the Securities and Exchange Law of Japan.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED BALANCE SHEETS
September 30, 2003, 2004 and March 31, 2004

                                                                        Millions of Yen
                                                         --------------------------------------------
                                                             September 30,   September 30,  March 31,
ASSETS                                                           2003            2004         2004
=====================================================================================================
Current Assets:
   Cash and cash equivalents                                    225,013        214,706       203,039
   Time deposits                                                  1,881            853           962
   Marketable securities                                            136         51,119        45,124
   Trade receivables-
     Notes                                                       75,100         76,457        76,499
     Accounts                                                   349,618        338,870       362,784
     Less- Allowance for doubtful receivables                   (17,084)       (18,017)      (17,039)
   Inventories-
     Finished goods                                             105,716         99,438       100,154
     Work in process and raw materials                           46,438         52,355        45,215
   Deferred income taxes and other                               58,567         55,161        55,079
-----------------------------------------------------------------------------------------------------
         Total current assets                                   845,385        870,942       871,817
-----------------------------------------------------------------------------------------------------
Property, Plant and Equipment, at cost:
   Land                                                          42,921         43,326        43,423
   Buildings                                                    203,869        202,506       200,844
   Machinery and equipment                                      655,825        658,782       653,467
   Construction in progress                                       7,868         11,916        10,629
-----------------------------------------------------------------------------------------------------
                                                                910,483        916,530       908,363
   Less- Accumulated depreciation                              (668,225)      (678,773)     (669,651)
-----------------------------------------------------------------------------------------------------
                                                                242,258        237,757       238,712
-----------------------------------------------------------------------------------------------------
Investments and Other Assets:
   Finance receivables                                          497,109        536,636       514,047
   Investment securities                                         67,726         20,846        21,871
   Investments in and advances to affiliates                     45,909         49,281        46,967
   Goodwill                                                      26,325         26,549        25,298
   Other intangible assets                                       41,992         45,185        43,233
   Lease deposits and other                                     145,458         90,259        90,848
-----------------------------------------------------------------------------------------------------
                                                                824,519        768,756       742,264
-----------------------------------------------------------------------------------------------------
                                                              1,912,162      1,877,455     1,852,793
=====================================================================================================

                                                                        Millions of Yen
=====================================================================================================
                                                             September 30,  September 30,   March 31,
LIABILITIES AND SHAREHOLDERS' INVESTMENT                         2003           2004          2004
=====================================================================================================
Current Liabilities:
   Short-term borrowings                                        111,872         79,626        68,952
   Current maturities of long-term indebtedness                  88,696        128,242        82,210
   Trade payables-
     Notes                                                       28,876         26,519        29,937
     Accounts                                                   244,400        250,032       267,735
   Accrued income taxes                                          37,735         26,994        25,050
   Accrued expenses and other                                   123,688        131,711       133,544
-----------------------------------------------------------------------------------------------------
         Total current liabilities                              635,267        643,124       607,428
-----------------------------------------------------------------------------------------------------
Long-term Liabilities:
   Long-term indebtedness                                       284,392        227,452       281,570
   Accrued pension and severance costs                          212,756         87,017        83,492
   Deferred income taxes                                         28,219         39,167        36,295
-----------------------------------------------------------------------------------------------------
                                                                525,367        353,636       401,357
-----------------------------------------------------------------------------------------------------
Minority Interests                                               48,453         50,415        48,877
-----------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Note 7)

Shareholders' Investment:
   Common stock;
     Authorized - 993,000,000 as of September 30, 2003,
       September 30, 2004 and March 31, 2004
     Issued - 744,912,078 shares as of September 30, 2003,
       September 30, 2004 and March 31, 2004                    135,364        135,364       135,364
   Additional paid-in capital                                   186,600        186,600       186,599
   Retained earnings                                            471,815        544,581       515,372
   Accumulated other comprehensive income (loss)                (86,531)       (24,095)      (30,272)
   Treasury stock at cost; 2,005,815 shares, 6,126,488 shares and 6,017,187 shares as of September 30, 2003, 2004 and
     March 31, 2004                                              (4,173)       (12,170)      (11,932)
-----------------------------------------------------------------------------------------------------
         Total shareholders' investment                         703,075        830,280       795,131
-----------------------------------------------------------------------------------------------------
                                                              1,912,162      1,877,455     1,852,793
=====================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
For the Half Years Ended September 30, 2003, 2004 and Year Ended March 31, 2004

                                                                        Millions of Yen
                                                          -------------------------------------------
                                                          Half year ended Half year ended  Year ended
                                                            September 30,   September 30,   March 31,
                                                                2003            2004          2004
=====================================================================================================
Net Sales                                                       888,090        876,003     1,780,245
Cost of Sales                                                   499,983        512,123     1,014,619
-----------------------------------------------------------------------------------------------------
         Gross profit                                           388,107        363,880       765,626
Selling, General and Administrative Expenses                    310,852        306,122       623,935
Transfer to the government of the substitutional
   portion of Employees' Pension Fund:
   Settlement loss                                                    -              -        48,657
   Subsidy from government                                            -              -       (56,972)
-----------------------------------------------------------------------------------------------------
         Operating income                                        77,255         57,758       150,006
-----------------------------------------------------------------------------------------------------
Other (Income) Expenses:
   Interest and dividend income                                   1,313          1,073         1,925
   Interest expense                                              (2,863)        (2,316)       (5,290)
   Foreign currency exchange (gain) loss, net                    (3,991)         2,757        (6,136)
   Other, net                                                      (298)           792         2,558
-----------------------------------------------------------------------------------------------------
         Total                                                   (5,839)         2,306        (6,943)
-----------------------------------------------------------------------------------------------------
Income before Income Taxes, Minority Interests,
   Equity in Earnings of Affiliates and Cumulative
   Effect of Accounting Change                                   71,416         60,064       143,063
Provision for Income Taxes:
   Current                                                       29,681         21,417        53,303
   Deferred                                                      (1,257)         2,362         3,338
-----------------------------------------------------------------------------------------------------
         Total                                                   28,424         23,779        56,641
-----------------------------------------------------------------------------------------------------
Income before Minority Interests, Equity in Earnings of
   Affiliates and Cumulative Effect of Accounting Change         42,992         36,285        86,422
Minority Interests                                                1,699          1,898         4,094
Equity in Earnings of Affiliates                                    972          1,434         2,065
-----------------------------------------------------------------------------------------------------
Income before Cumulative Effect of Accounting Change             42,265         35,821        84,393
Cumulative Effect of Accounting Change, net of tax                    -              -         7,373
-----------------------------------------------------------------------------------------------------
         Net Income                                              42,265         35,821        91,766
=====================================================================================================

                                                                              Yen
                                                          -------------------------------------------
Per Share of Common Stock:
     Income before cumulative effect of accounting change         56.79          48.48        113.69
     Cumulative effect of accounting change                           -              -          9.94
     Net income                                                   56.79          48.48        123.63
=====================================================================================================
   Cash dividends per share                                        7.00          10.00         15.00
=====================================================================================================
Per American Depositary Share, each representing
   5 shares of common stock:
     Income before cumulative effect of accounting change        283.95         242.40        568.45
     Cumulative effect of accounting change                           -              -         49.70
     Net income                                                  283.95         242.40        618.15
=====================================================================================================
   Cash dividends per share                                       35.00          50.00         75.00
=====================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT
For the Half Years Ended September 30, 2003, 2004 and Year Ended March 31, 2004

                                                                        Millions of Yen
                                                          -------------------------------------------
                                                           Half year ended Half year ended Year ended
                                                             September 30,  September 30,   March 31,
                                                                 2003           2004          2004
=====================================================================================================
Common Stock:
   Beginning balance                                            135,364        135,364       135,364
-----------------------------------------------------------------------------------------------------
   Ending balance                                               135,364        135,364       135,364
=====================================================================================================
Additional Paid-in Capital:
   Beginning balance                                            186,521        186,599       186,521
   Issuance of treasury stock in exchange for subsidiary's
     stock and other                                                 79              1            78
-----------------------------------------------------------------------------------------------------
   Ending balance                                               186,600        186,600       186,599
=====================================================================================================
Retained Earnings:
   Beginning balance                                            434,748        515,372       434,748
   Adjustment for change of fiscal period on consolidated
     subsidiaries                                                     -            777             -
   Net income for the period                                     42,265         35,821        91,766
   Dividends declared and approved                               (5,198)        (7,389)      (11,142)
-----------------------------------------------------------------------------------------------------
   Ending balance                                               471,815        544,581       515,372
=====================================================================================================
Accumulated other comprehensive income (loss):
   Beginning balance                                            (94,733)       (30,272)      (94,733)
   Adjustment for change of fiscal period on consolidated
     subsidiaries                                                     -         (1,665)            -
   Other comprehensive income (loss) for the period,
     net of tax                                                   8,202          7,842        71,834
   Income before Cumulative Effect of Accounting Change,
     net of tax                                                       -              -        (7,373)
-----------------------------------------------------------------------------------------------------
   Ending balance                                               (86,531)       (24,095)      (30,272)
=====================================================================================================
Treasury stock:
   Beginning balance                                             (4,386)       (11,932)       (4,386)
   Purchase of treasury stock                                    (4,056)          (251)      (11,411)
   Sales of treasury stock                                            -             13            13
   Issuance of treasury stock in exchange for
     subsidiary's stock                                           4,269              -         3,852
-----------------------------------------------------------------------------------------------------
   Ending balance                                                (4,173)       (12,170)      (11,932)
=====================================================================================================
Comprehensive income:
   Net income for the period                                     42,265         35,821        91,766
   Other comprehensive income (loss) for the period,
     net of tax                                                   8,202          6,177        64,461
-----------------------------------------------------------------------------------------------------
   Total comprehensive income for the period                     50,467         41,998       156,227
=====================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Half Years Ended September 30, 2003, 2004 and Year Ended March 31, 2004

                                                                        Millions of Yen
                                                          -------------------------------------------
                                                           Half year ended Half year ended Year ended
                                                            September 30,   September 30,   March 31,
                                                                2003            2004          2004
=====================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                    42,265         35,821        91,766
   Adjustments to reconcile net income to net cash
     provided by operating activities--
     Depreciation and amortization                               37,827         36,963        76,968
     Equity in earnings of affiliates, net of dividends
       received                                                    (230)          (631)       (1,001)
     Deferred income taxes                                       (1,257)         2,362         3,338
     Losses on disposals and sales of property, plant and           837          1,569         2,035
       equipment
     Cumulative effect of accounting change, net of tax               -              -        (7,373)
     Changes in assets and liabilities, net of effects from
       acquisition--
       (Increase) decrease in trade receivables                   7,935         27,001       (11,367)
       Increase in inventories                                   (7,979)        (6,122)       (4,317)
       Increase in finance receivables                          (21,723)       (20,876)      (32,650)
       (Decrease) increase in trade payables                     (6,773)       (20,386)       21,316
       Decrease in accrued income taxes and
         accrued expenses and other                              (5,069)        (3,765)       (5,913)
       (Decrease) increase in accrued pension and severance
         costs                                                    9,806          1,332          (609)
   Other, net                                                     6,017          4,712        22,718
-----------------------------------------------------------------------------------------------------
         Net cash provided by operating activities               61,656         57,980       154,911
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales of property, plant and equipment             134            578           190
   Expenditures for property, plant and equipment               (36,282)       (37,758)      (75,432)
   Payments for purchases of available-for-sale securities      (25,103)        (6,149)      (35,518)
   Proceeds from sales of available-for-sale securities          33,514              5        45,464
   Decrease in time deposits, net                                 9,159            118         9,915
   Other, net                                                    (1,419)         9,267        (8,002)
-----------------------------------------------------------------------------------------------------
         Net cash used in investing activities                  (19,997)       (33,939)      (63,383)
-----------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term indebtedness                           1,125         24,917        13,349
   Repayment of long-term indebtedness                          (15,970)       (33,832)      (31,509)
   (Decrease) increase in short-term borrowings, net             30,244          9,099       (10,728)
   Proceeds from issuance of long-term debt securities            1,000          9,000         1,000
   Repayment of long-term debt securities                       (14,000)       (18,000)      (23,910)
   Dividends paid                                                (5,181)        (7,405)      (11,136)
   Payment for purchase of treasury stock                        (3,643)          (251)      (11,411)
   Other, net                                                      (218)          (434)         (490)
-----------------------------------------------------------------------------------------------------
         Net cash used in financing activities                   (6,643)       (16,906)      (74,835)
-----------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
   CASH EQUIVALENTS                                                 754          2,057        (2,897)
-----------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                        35,770          9,192        13,796
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  189,243        203,039       189,243
ADJUSTMENT FOR CHANGE OF FISCAL PERIOD ON CONSOLIDATED
   SUBSIDIARIES                                                       -          2,475             -
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                      225,013        214,706       203,039
=====================================================================================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   CASH PAID DURING THE YEAR FOR-
     Interest                                                     3,689          2,793         6,479
     Income taxes                                                33,569         20,891        66,914
=====================================================================================================

The accompanying notes to consolidated financial statements are an integral part of these statements.

Ricoh Company, Ltd. and Consolidated Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

According to the article 81 of the "Regulations Regarding Terms, Forms and Preparation of Interim Consolidated Financial Statements"(Ministry of Finance Ordinance No.24, 1999), the accompanying consolidated financial statements of Ricoh (Ricoh Company, Ltd. and its consolidated subsidiaries) have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies are summarized below:

The accompanying consolidated financial statements for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 are presented in Japanese yen, the functional currency of the Company and its domestic subsidiaries.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles and practices, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect necessary adjustments, not recorded in the books, to present them in conformity with accounting principles generally accepted in the United States of America.

(a) PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Ricoh. Investments in entities in which Ricoh has the ability to exercise significant influence over the entities' operating and financial policies (generally 20 to 50 percent ownership) are accounted for on an equity basis. All significant intercompany balances and transactions have been eliminated in consolidation.

The accounts of certain consolidated subsidiaries have been included on the basis of fiscal periods ended within three months prior to September 30.

Certain overseas subsidiaries of the company changed their fiscal year end from December 31 to March 31, at the beginning of fiscal 2005. As a result, retained earnings increased by Yen 777 million and other comprehensive income (loss) decreased by Yen 1,665 million.

(b) REVENUE RECOGNITION

Ricoh generates revenue principally through the sale of equipment, supplies and related services under separate contractual arrangements for each. Generally, Ricoh recognizes revenue when (1) it has a firm contract, (2) the product has been shipped to and accepted by the customer or the service has been provided,
(3) the sales price is fixed or determinable and (4) amounts are reasonably assured of collection.

Most equipment sales require that Ricoh installs the product. As such, revenue is recognized at the time of delivery and installation at the customer location. Service revenues result primarily from maintenance contracts that are normally entered into at the time the equipment is sold. Ricoh enters into arrangements with multiple elements, which may include any combination of products, equipment, installation and maintenance. Ricoh allocates revenue to each element based on its relative fair value if such element meets the criteria for treatment as a separate unit of accounting as prescribed in the Emerging Issues Task Force Issue 00-21("EITF 00-21"), "Revenue Arrangements with Multiple Deliverables." Pursuant to EITF 00-21, the delivered item in a multiple element arrangement should be considered a separate unit of accounting if all of the following criteria are met: 1) a delivered item has value to customers on a stand-alone basis, 2) there is objective and reliable evidence of fair value of an undelivered item, and 3) the delivery of the undelivered item must be probable and controlled by Ricoh if the arrangement includes the right of return. The price charged when the element is sold separately generally determines fair value. Otherwise, revenue is deferred until the undelivered elements are fulfilled as a single unit of accounting.

(c) FOREIGN CURRENCY TRANSLATION

For foreign operations with functional currencies other than the Japanese yen, assets and liabilities are translated at the exchange rates in effect at each end of the period, and income and expenses are translated at the average rates of exchange prevailing during each period. The resulting translation adjustments are included as a part of accumulated other comprehensive income (loss) in shareholders' investment.

All foreign currency transaction gains and losses are included in other income and expense in the period incurred.

(d) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with maturities of three months or less at the date of purchase such as time deposits and short-term investment securities which are available-for sale at any time, present insignificant risk of changes in value due to being readily convertible into cash and have an original maturity of three months or less, such as money management funds and free financial funds.

(e) DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

As discussed further in Note 5, Ricoh manages its exposure to certain market risks, primarily foreign currency and interest rate risks, through the use of derivative instruments. As a matter of policy, Ricoh does not enter into derivative contracts for trading or speculative purposes. On April 1, 2001, Ricoh adopted Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" which require that all derivative instruments be recorded on the balance sheet at their respective fair values.

In accordance with SFAS No.133, Ricoh, when it enters into a derivative contract, makes a determination as to whether or not for accounting purposes the derivative is part of a hedging relationship. In general, a derivative may be designated as either (1) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"), (2) a hedge of the variability of the expected cash flows associated with an existing asset or liability or a forecasted transaction ("cash flow hedge"), or (3) a foreign currency fair value or cash flow hedge ("foreign currency hedge"). Ricoh formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the consolidated balance sheet or to specific firm commitments or forecasted transactions.

For derivative contracts that are designated and qualify as fair value hedges including foreign currency fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. For derivative contracts that are designated and qualify as cash flow hedges including foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the same period the hedged item or transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. For all derivative instruments that are not designated as part of a hedging relationship and for designated derivative instruments that do not qualify for hedge accounting, the contracts are recorded at fair value with the gain or loss recognized in current period earnings.

(f) ALLOWANCE FOR DOUBTFUL TRADE RECEIVABLES AND FINANCE RECEIVABLES

Ricoh records allowances for doubtful receivables that are based upon historical experience and specific customer collection issues. The estimated amount of probable credit losses in its existing receivables is determined from write-off history adjusted to reflect current economic conditions and specific allowances for receivables including nonperforming leases, impaired loans or other accounts of which Ricoh has concluded it will be unable to collect all amounts due according to original terms of the lease or loan agreement. Account balances net of expected recovery from available collateral are charged-off against the allowances when collection is considered remote.

(g) SECURITIES

Ricoh conforms with SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and marketable equity securities to be classified as either held-to-maturity, trading, or available-for-sale securities. As of September 30, 2003, 2004 and March 31, 2004, all of Ricoh's investments in debt and marketable equity securities are classified as available-for-sale securities. Those available-for-sale securities are reported at fair value with unrealized gains and losses, net of related taxes, excluded from earnings and reported in accumulated other comprehensive income (loss). Available-for-sale securities, which mature or are expected to be sold in one year, are classified as current assets.

Individual securities classified as available-for-sale securities are reduced to their then fair value for any declines in market value determined to be other than temporary. These impairment losses are charged against earnings at the time that a decline has been determined to be other than temporary based primarily on the financial condition of the issuer and the extent and length of time of the decline. Investments whose market values have declined below cost that extends for nine months are automatically written-down to their then fair value in all cases.

The cost of the securities sold is computed based on the average cost of each security held at the time of sale.

Non-marketable equity securities owned by Ricoh primarily relate to less than 20% owned companies and are stated at cost.

As discussed further in Note 2, Ricoh changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of marketable equity securities. In relation to this change, Ricoh has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million.

(h) INVENTORIES

Inventories are mainly stated at the lower of average cost or net realizable values. Inventory costs include raw materials, labor and manufacturing overheads.

(i) PROPERTY, PLANT AND EQUIPMENT

For the Company and its domestic subsidiaries, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the foreign subsidiaries have adopted the straight-line method for computing depreciation, which currently accounts for approximately 42% of the consolidated depreciation expense. The depreciation period generally ranges from 5 years to 50 years for buildings and 2 years to 12 years for machinery and equipment.

Effective rates of depreciation for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 are summarized below:


                           Half year ended      Half year ended     Year ended
                         September 30, 2003   September 30, 2004  March 31, 2004
================================================================================
Buildings                          4.0%                4.1%               8.1%
Machinery and equipment           23.4                23.1               42.9
================================================================================

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts, and any differences are included in earnings.

(j) GOODWILL AND OTHER INTANGIBLE ASSETS

Ricoh fully adopted the provision of SFAS No.141, "Business Combinations," and SFAS No.142, "Goodwill and Other Intangible Assets." SFAS No.141 requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No.142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No.142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No.144. Any acquired intangible asset determined to have an indefinite useful life is not amortized, but instead is tested for impairment based on its fair value until its life would be determined to no longer be indefinite.

(k) PENSION AND RETIREMENT ALLOWANCES PLANS

The measurement of pension costs and liabilities is determined in accordance with SFAS No.87, "Employers' Accounting for Pensions." Under SFAS No.87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses not yet recognized in the consolidated financial statements. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan. The expected long-term rate of return on plan assets used for pension accounting is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits.

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No.132 (revised), "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No.132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original SFAS No.132. It also requires additional disclosures about defined benefit pension plans and other postretirement benefit plans. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003. Ricoh's disclosures in Note 3 incorporate the requirements of SFAS No.132 (revised).

(l) INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses and advertising costs are expensed as incurred.

(n) SHIPPING AND HANDLING COSTS

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income.

(o) IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

Ricoh adopted SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No.144 develops a single accounting model, based on the framework established in SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" for long-lived assets to be disposed of by sale, and broadens the scope of what constitutes a business to be disposed of that should be reported as a discontinued operation.

SFAS No.144 requires that long-lived assets and acquired intangible assets with a definite life are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or group of assets to the expected future undiscounted net cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

(p) EARNINGS PER SHARE

Basic net income per common share is calculated by dividing net income by the weighted-average number of shares outstanding during the period. The calculation of diluted net income per common share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds.

Ricoh has no dilutive securities outstanding as of September 30, 2003, 2004 and March 31, 2004 and therefore there is no difference between basic and diluted net income per share.

(q) NON-CASH TRANSACTIONS

The following non-cash transactions have been excluded from the consolidated statements of cash flows for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004:

                                                                     Millions of Yen
                                               -----------------------------------------------------
                                                Half year ended    Half year ended      Year ended
                                               September 30, 2003 September 30, 2004  March 31, 2004
 ===================================================================================================
 Capital lease obligations incurred                          50            479                75
 Issuance of treasury stock in exchange for
     subsidiary's stock                                   3,930              -             3,930
 Transfer of marketable equity securities to
     employee retirement benefit trust                        -              -             3,648
 ===================================================================================================

(r) USE OF ESTIMATES

Management of the Company has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, including impairment losses of long-lived assets and the disclosures of fair value of financial instruments and contingent assets and liabilities, to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

The Company has identified four areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are determination of the allowance for doubtful receivables, impairment on long-lived assets and goodwill, realizability of deferred tax assets and pension accounting.

2. SECURITIES

Marketable securities and investment securities as of September 30, 2003, 2004 and March 31, 2004 consist of the following:

                                                                         Millions of Yen
                                                          ------------------------------------------
                                                             September 30,  September 30,  March 31,
                                                                 2003           2004         2004
====================================================================================================
Marketable securities:
   Available-for-sale securities                                    136         51,119        45,124
====================================================================================================
Investment securities:
   Available-for-sale securities                                 60,555         13,799        14,766
   Non-marketable equity securities                               7,171          7,047         7,105
----------------------------------------------------------------------------------------------------
                                                                 67,726         20,846        21,871
====================================================================================================

The current and noncurrent security types of available-for-sale securities, and the respective cost, gross unrealized holding gains, gross unrealized holding losses and fair value as of September 30, 2003, 2004 and March 31, 2004 are as follows:

                                                                 Millions of Yen
                 -------------------------------------------------------------------------------------------------------------
                         September 30, 2003                 September 30, 2004                       March 31, 2004
                 -------------------------------------------------------------------------------------------------------------
                            Gross     Gross                     Gross    Gross                      Gross       Gross
                         unrealized unrealized              unrealized unrealized                 unrealized  unrealized
                           holding   holding   Fair            holding  holding     Fair           holding     holding   Fair
                     Cost   gains    losses    value   Cost     gains   losses     value    Cost    gains      losses    value
==============================================================================================================================
Current:
  Corporate debt
   securities         121         4       -      125  51,137          2      21   51,118    45,139        6        22   45,123
  Other                11         -       -       11       1          -       -        1         1        -         -        1
------------------------------------------------------------------------------------------------------------------------------
                      132         4       -      136  51,138          2      21   51,119    45,140        6        22   45,124
==============================================================================================================================
Non-current:
  Equity
   securities       6,088     8,146     126   14,108   5,088      7,047      52   12,083     5,053    8,080        33   13,100
  Corporate debt
   securities      45,013         2      83   44,932       -          -       -        -         -        -         -        -
  Other             1,261       266      12    1,515   1,309        407       -    1,716     1,174      492         -    1,666
------------------------------------------------------------------------------------------------------------------------------
                   52,362     8,414     221   60,555   6,397      7,454      52   13,799     6,227    8,572        33   14,766
==============================================================================================================================


Other non-current securities mainly include investment trusts consisting of investment in marketable debt and equity securities.

The contractual maturities of debt securities classified as available-for-sale as of September 30, 2004, regardless of their balance sheet classification, are as follows:

                                         Millions of Yen
                                -------------------------------
                                      Cost         Fair value
===============================================================
Due within one year                   51,137           51,118
---------------------------------------------------------------
                                      51,137           51,118
===============================================================

Proceeds from the sales of available-for-sale securities were Yen 33,514 million, Yen 45,464 million for the half year ended September 30, 2003 and for the year ended March 31 2004, respectively. There were no significant proceeds from the sales of available-for-sale securities for the half year ended September 30, 2004.

There were no significant realized gains on sales of available-for-sale securities for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 except for the following contributed marketable equity securities to the Company's employee benefit trust.
There were no significant realized losses on sales of available-for-sale securities for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004. There were no significant losses on securities for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 charged to other expense for declines in market value of available-for-sale securities where the decline was determined to be other than temporary.

In March 2000, the Company contributed certain marketable equity securities, not including those of its subsidiaries and affiliated companies, to its employee retirement benefit trust (the "Trust") fully administered and controlled by an independent bank trustee, with no cash proceeds thereon (the "2000 Transfer"). The 2000 Transfer of the available-for-sale securities was accounted for as a sale in accordance with SFAS No.125, "Accounting for Transfer and Servicing of Financial Assets and Extinguishments of Liabilities," and accordingly the recorded pension liability was reduced by the fair market value amount of the transferred securities. The fair value of these securities at the time of transfer was Yen 20,760 million. The net unrealized gains on these available-for-sale securities amounting to Yen 13,095 million were initially included in "Accumulated other comprehensive income (loss)" on the consolidated balance sheets with the expectation of being reflected in realized gains in the statements of income upon the future sale of the transferred securities by the trustee.

In March 2004, the Company contributed certain additional marketable equity securities, not including those of its subsidiaries and affiliated companies to the Trust, with no cash proceeds thereon (the "2004 Transfer"). The fair value and net unrealized gains on these available-for-sale securities at the time of transfer were Yen 3,648 million and Yen 2,658 million, respectively.

In connection with the 2004 Transfer, Ricoh has changed its accounting policy with respect to the recognition of unrealized gains and losses as realized in the statements of income on transfers of such marketable equity securities. Ricoh has concluded that it is preferable to recognize in the statements of income unrealized gains or losses associated with marketable equity securities transferred to the Trust when Ricoh has effectively given up the economic rewards of ownership, that is, when the assets are no longer considered corporate assets and when the Trust has the irrevocable and unrestricted right to realize those benefits as and when it chooses. This generally occurs at the time the assets are transferred to the Trust and not upon future sale of the assets by the trustee.

Accordingly, Ricoh has recognized realized gains in the consolidated statement of income on the transfer of marketable equity securities to the Trust for fiscal 2004 of Yen 2,658 million. In addition, Ricoh has recognized in its fiscal 2004 consolidated statement of income a cumulative effect of accounting change, net of tax, of Yen 7,373 million associated with the 2000 Transfer.

3.PENSION BENEFIT COSTS

The net periodic benefit costs of the pension plans for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 consisted of the following components:

                                                              Millions of Yen
                                              ------------------------------------------------
                                                Half year ended   Half year ended   Year ended
                                                  September 30,     September 30,    March 31,
                                                      2003              2004           2004
==============================================================================================
Service cost                                             8,406            6,412        15,694
Interest cost                                            6,610            4,341        12,719
Expected return on plan assets                          (2,986)          (2,804)       (5,872)
Net amortization                                         5,683              360        10,805
Settlement loss (benefit)                                  293                -        (2,537)
----------------------------------------------------------------------------------------------
Total net periodic pension cost                         18,006            8,309        30,809
==============================================================================================

Ricoh accounted for the transfer of which was the entire substitutional portion benefit obligation from the domestic employee's pension fund ("EPF") plan to the Japanese government in accordance with EITF Issue No. 03-2 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities" ("EITF 03-2"). As specified in EITF 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." As a result of the transfer, Ricoh recognized as a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government. The subsidy that Ricoh recognized amounted to Yen 56,972 million. In addition, Ricoh recognized as a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total EPF obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 48,657 million. These gain and loss were included in operating income.

In addition to EPF plan, the Company had maintained a defined benefit plan for certain qualified employees. Effective January 1, 2004, the Company liquidated this plan and recorded a settlement loss of Yen 5,958 million which was included in selling, general and administrative expenses in the consolidated statement of income.

4. PER SHARE DATA

Shareholders' equity per share was Yen 946.38, Yen 1,076.11 and Yen 1,123.84 as of September 30, 2003, 2004, and March 31, 2004, respectively.

Dividends per share shown in the consolidated statements of income are computed based on dividends paid for the half years ended September 30, 2003, 2004 and the year ended March 31, 2004.

The following table sets forth earnings per share:

                                               Half year ended     Half year ended      Year ended
                                             September 30, 2003  September 30, 2004   March 31, 2004
====================================================================================================
                                                                Thousands of shares
                                            --------------------------------------------------------
Weighted average common shares outstanding         744,261             738,844            742,293
----------------------------------------------------------------------------------------------------
                                                                       Yen
                                            --------------------------------------------------------
Earnings per share                                   56.79               48.48             123.63
====================================================================================================

Ricoh has no dilutive securities outstanding as of September 30, 2003, 2004 and March 31, 2004 and therefore there is no difference between basic and diluted net income per share.

5. DERIVATIVE FINANCIAL INSTRUMENTS

Risk Management Policy

Ricoh enters into various derivative financial instrument contracts in the normal course of business in connection with the management of its assets and liabilities.

Ricoh uses derivative instruments to reduce risk and protect market value of assets and liabilities in conformity with the Ricoh's policy. Ricoh does not use derivative financial instruments for trading or speculative purposes, nor is it a party to leveraged derivatives.

All derivative instruments are exposed to credit risk arising from the inability of counterparties to meet the terms of the derivative contracts. However, Ricoh does not expect any counterparties to fail to meet their obligations because these counterparties are financial institutions with satisfactory credit ratings. Ricoh utilizes a number of counterparties to minimize the concentration of credit risk.

Foreign Exchange Risk Management

Ricoh conducts business on a global basis and holds assets and liabilities denominated in foreign currencies. Ricoh enters into foreign exchange contracts and foreign currency options to hedge against the potentially adverse impacts of foreign currency fluctuations on these assets and liabilities denominated in foreign currencies.

Interest Rate Risk Management

Ricoh enters into interest rate swap agreements to hedge against the potential adverse impacts of changes in fair value or cash flow fluctuations on interest of its outstanding debt.

Fair Value Hedges

Changes in the fair value of derivative instruments and the related hedged items designated and qualifying as fair value hedges are included in other (income) expenses in the consolidated statements of income. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 as the critical terms of the interest rate swap match the terms of the hedged debt obligations.

Cash Flow Hedges

Changes in the fair value of derivative instruments designated and qualifying as cash flow hedges are included in accumulated other comprehensive income (loss) on the consolidated balance sheets. These amounts are reclassified into earnings as interest on the hedged loans is paid. There is no hedging ineffectiveness nor are net gains or losses excluded from the assessment of hedge effectiveness for the half years ended September 30, 2003, 2004 and for the year ended March 31 2004 as the critical terms of the interest rate swap match the terms of the hedged debt obligations. Ricoh expects that it will reclassify into earnings through other (income) expenses during the next 12 months approximately Yen 17 million of the balance of accumulated other comprehensive loss as of September 30, 2004.

Undesignated Derivative Instruments

Derivative instruments not designated as hedging instruments are held to reduce the risk relating to the variability in exchange rates on assets and liabilities denominated in foreign currencies. Changes in the fair value of these instruments are included in other (income) expenses in the consolidated statement of income.

6. CREDIT LINES

The Company and certain of its subsidiaries enter into the contracts with financial institutions regarding lines of credit and overdrawing, and hold the issuing programs of commercial paper and medium-term notes. The unused lines of credit amounted to Yen 590,271 million, Yen 634,273 million and Yen 665,833 million as of September 30, 2003, March 31, 2004 and September 30, 2004, respectively, of which Yen 329,013 million, Yen 314,730 million and Yen 332,672 million related to commercial paper and medium-term notes programs at prevailing interest rates.

7. COMMITMENTS AND CONTINGENT LIABILITIES

Ricoh was contingently liable as guarantor for employees' housing loans amounted to Yen 242 million as of September 30, 2004.

As of September 30, 2004, the Company and certain of its subsidiaries were parties to litigation involving routine matters, such as patent rights. In the opinion of management, the ultimate liability, if any, resulting from such litigation will not materially affect the consolidated financial position or the results of operations of Ricoh.

8. SECURED LOAN AND COLLATERAL

Certain subsidiaries of the company provide their land, buildings and lease receivables to banks, insurance companies and other financial institutions as collateral. Secured loan are amounted to Yen 1,483 million, Yen 1,410 million and Yen 1,265 million as of September 30, 2003, March 31, 2004 and September 30, 2004, respectively, which are collateralized by land, buildings and lease receivables with a book value of Yen 3,633 million, Yen 3,468 million and Yen 3,352 million as of September 30, 2003, March 31, 2004 and September 30, 2004, respectively.

9. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) CASH AND CASH EQUIVALENTS, TIME DEPOSITS, TRADE RECEIVABLES, SHORT-TERM BORROWINGS, CURRENT MATURITIES OF LONG-TERM INDEBTEDNESS, TRADE PAYABLES AND ACCRUED EXPENSES

The carrying amounts approximate fair values because of the short maturities of these instruments.

(b) MARKETABLE SECURITIES AND INVESTMENT SECURITIES

The fair value of the marketable securities and investment securities are principally based on quoted market price.

(c) INSTALLMENT LOANS

The fair value of installment loans is based on the present value of future cash flows using the current rate for similar instruments of comparable maturity.

(d) LONG-TERM INDEBTEDNESS

The fair value of each of the long-term indebtedness instruments is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar instruments of comparable maturity.

(e) INTEREST RATE SWAP AGREEMENTS

The fair value of interest rate swap agreements is estimated by obtaining quotes from brokers.

(f) FOREIGN CURRENCY CONTRACTS AND FOREIGN CURRENCY OPTIONS

The fair value of foreign currency contracts and foreign currency options are estimated by obtaining quotes from brokers.

The estimated fair value of the financial instruments as of September 30, 2003, 2004 and March 31, 2004 is summarized as follows:

                                                                 Millions of Yen
                                  --------------------------------------------------------------------------------
                                     September 30, 2003         September 30, 2004            March 31, 2004
                                  -------------------------- -------------------------- --------------------------
                                    Carrying    Estimated      Carrying    Estimated      Carrying     Estimated
                                     Amount     Fair Value      Amount     Fair Value      Amount      Fair Value
==================================================================================================================
Marketable securities and
   Investment securities               67,862       67,862        71,965       71,965        66,995        66,995
Installment loans                      50,818       51,016        51,031       51,176        51,455        51,626
Long-term indebtedness               (284,392)    (287,780)     (227,452)    (228,396)     (281,570)     (284,528)
Interest rate swap agreements, net      2,543        2,543         1,864        1,864         2,266         2,266
Foreign currency contracts, net         1,136        1,136           253          253         1,876         1,876
Foreign currency options, net           1,147        1,147          (332)        (332)         (145)         (145)
==================================================================================================================

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

10. SUPPLEMENTARY INFORMATION TO THE STATEMENT OF INCOME

The following amounts were charged to selling, general and administrative expenses for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004:

                                                                  Millions of Yen
                                        ---------------------------------------------------------
                                          Half year ended      Half year ended      Year ended
                                         September 30, 2003  September 30, 2004   March 31, 2004
=================================================================================================
Research and development costs                 44,255              53,413             92,515
Advertising costs                               8,272               8,007             17,950
Shipping and handling costs                     6,217               6,783             12,352
=================================================================================================

11. SEGMENT INFORMATION

The operating segments presented below are the segments of Ricoh for which separate financial information is available and for which a measure of profit or loss is evaluated regularly by Ricoh's management in deciding how to allocate resources and in assessing performance. The accounting policies of the segments are substantially the same as those described in the summary of significant accounting policies, as discussed in Note 1.

Ricoh's operating segments are comprised of Office equipment, including copiers and related supplies, communications and information systems, and Other, including optical equipment and electronic devices.

The following tables present certain information regarding Ricoh's operating segments and operations by geographic areas for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004.

(a) OPERATING SEGMENT INFORMATION

                                                                Millions of Yen
                                            ---------------------------------------------------------
                                               Half year ended       Half year ended      Year ended
                                                September 30,         September 30,        March 31,
                                                    2003                  2004                2004
=====================================================================================================
Sales-
    Office equipment                               775,508               765,965           1,557,633
    Other                                          113,747               111,304             225,074
    Intersegment transaction                        (1,165)               (1,266)             (2,462)
-----------------------------------------------------------------------------------------------------
    Consolidated                                   888,090               876,003           1,780,245
=====================================================================================================
Operating Expenses-
    Office equipment                               672,809               683,759           1,353,304
    Other                                          110,761               110,047             220,391
    Intersegment transaction                        (1,195)               (1,268)             (2,494)
    Unallocated expense                             28,460                25,707              59,038
-----------------------------------------------------------------------------------------------------
    Consolidated                                   810,835               818,245           1,630,239
=====================================================================================================
Operating Income-
    Office equipment                               102,699                82,206             204,329
    Other                                            2,986                 1,257               4,683
    Elimination                                         30                     2                  32
    Unallocated expense                            (28,460)              (25,707)            (59,038)
-----------------------------------------------------------------------------------------------------
    Consolidated                                    77,255                57,758             150,006
=====================================================================================================
Other, net                                          (5,839)                2,306              (6,943)
=====================================================================================================
Income before Income Taxes, Minority
   Interests, Equity in Earnings of
   Affiliates and Cumulative Effect of
   Accounting Change                                71,416                60,064             143,063
=====================================================================================================

                                                                     Millions of Yen
                                            ---------------------------------------------------------
                                               Half year ended       Half year ended      Year ended
                                                 September 30,        September 30,        March 31,
                                                     2003                 2004               2004
=====================================================================================================
Total Assets-
    Office equipment                             1,196,927             1,233,319           1,220,747
    Other                                          184,083               173,133             182,532
    Elimination                                     (7,596)               (9,185)             (8,047)
    Corporate assets                               538,748               480,188             457,561
-----------------------------------------------------------------------------------------------------
    Consolidated                                 1,912,162             1,877,455           1,852,793
=====================================================================================================
Expenditure for segment assets-
    Office equipment                                31,938                34,297              65,366
    Other                                            3,916                 2,791               8,712
    Corporate assets                                   480                 1,149               1,429
-----------------------------------------------------------------------------------------------------
    Consolidated                                    36,334                38,237              75,507
=====================================================================================================
Depreciation-
    Office equipment                                29,378                27,440              57,956
    Other                                            3,349                 2,230               7,774
    Corporate assets                                   895                 1,371               1,954
-----------------------------------------------------------------------------------------------------
    Consolidated                                    33,622                31,041              67,684
=====================================================================================================

Unallocated expense represents expenses for corporate headquarters.

Intersegment sales are not separated by operating segment because they are immaterial.

Corporate assets consist primarily of cash and cash equivalents and marketable securities maintained for general corporate purposes.

(b) GEOGRAPHIC INFORMATION

Sales which are attributed to countries based on location of customers and long-lived assets for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004 are as follows:

                                                              Millions of Yen
                                            ---------------------------------------------------------
                                              Half year ended       Half year ended       Year ended
                                                September 30,        September 30,         March 31,
                                                     2003                 2004               2004
=====================================================================================================
Sales-
    Japan                                          448,636               469,176             914,060
    The Americas                                   167,664               161,330             326,380
    Europe                                         196,951               192,987             402,392
    Other                                           74,839                52,510             137,413
-----------------------------------------------------------------------------------------------------
    Consolidated                                   888,090               876,003           1,780,245
=====================================================================================================
Long-Lived Assets-
    Japan                                          249,199               246,166             248,277
    The Americas                                    66,242                64,964              62,617
    Europe                                          33,780                30,728              31,000
    Other                                           11,428                 9,934              10,093
-----------------------------------------------------------------------------------------------------
    Consolidated                                   360,649               351,792             351,987
=====================================================================================================

Ricoh's long-lived assets consist property, plant and equipment, goodwill, other intangible assets and lease deposits and other.

(c) ADDITIONAL INFORMATION

The following information shows net sales and operating income recognized by geographic origin for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004. In addition to the disclosure requirements under SFAS No.131, "Disclosure about Segments of an Enterprise and Related Information," Ricoh discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to.

                                                                Millions of Yen
                                            ---------------------------------------------------------
                                              Half year ended       Half year ended       Year ended
                                                September 30,         September 30,        March 31,
                                                   2003                   2004                2004
=====================================================================================================
Sales-
    Japan
       External customers                          478,922               481,473             962,127
       Intersegment                                184,331               189,951             351,070
-----------------------------------------------------------------------------------------------------
           Total                                   663,253               671,424           1,313,197
-----------------------------------------------------------------------------------------------------
    The Americas
       External customers                          161,965               159,184             315,504
       Intersegment                                  2,992                 4,814               5,249
-----------------------------------------------------------------------------------------------------
           Total                                   164,957               163,998             320,753
-----------------------------------------------------------------------------------------------------
    Europe
       External customers                          196,560               193,941             400,646
       Intersegment                                  1,771                 1,789               3,770
-----------------------------------------------------------------------------------------------------
           Total                                   198,331               195,730             404,416
-----------------------------------------------------------------------------------------------------
    Other
       External customers                           50,643                41,405             101,968
       Intersegment                                 49,225                43,818              91,373
-----------------------------------------------------------------------------------------------------
           Total                                    99,868                85,223             193,341
-----------------------------------------------------------------------------------------------------
    Elimination of intersegment sales             (238,319)             (240,372)           (451,462)
-----------------------------------------------------------------------------------------------------
    Consolidated                                   888,090               876,003           1,780,245
=====================================================================================================
Operating Expenses-
    Japan                                          606,466               631,732           1,215,875
    The Americas                                   157,274               157,865             305,284
    Europe                                         188,819               184,768             382,383
    Other                                           95,302                79,788             182,870
-----------------------------------------------------------------------------------------------------
    Elimination of intersegment sales             (237,026)             (235,908)           (456,173)
-----------------------------------------------------------------------------------------------------
    Consolidated                                   810,835               818,245           1,630,239
=====================================================================================================
Operating Income-
    Japan                                           56,787                39,692              97,322
    The Americas                                     7,683                 6,133              15,469
    Europe                                           9,512                10,962              22,033
    Other                                            4,566                 5,435              10,471
-----------------------------------------------------------------------------------------------------
    Elimination of intersegment profit              (1,293)               (4,464)              4,711
-----------------------------------------------------------------------------------------------------
    Consolidated                                    77,255                57,758             150,006
=====================================================================================================
Other, net                                          (5,839)                2,306              (6,943)
=====================================================================================================
Income before Income Taxes, Minority
   Interests, Equity in Earnings of
   Affiliates and Cumulative Effect of
   Accounting Change                                71,416                60,064             143,063
=====================================================================================================
Total Assets-
    Japan                                        1,061,188             1,069,762           1,071,297
    The Americas                                   192,700               205,198             188,644
    Europe                                         186,650               206,108             188,184
    Other                                           69,154                60,406              63,701
    Elimination                                   (136,278)             (144,207)           (116,594)
    Corporate assets                               538,748               480,188             457,561
-----------------------------------------------------------------------------------------------------
    Consolidated                                 1,912,162             1,877,455           1,852,793
=====================================================================================================

Intersegment sales between geographic areas are made at cost plus profit. Operating income by geographic area is sales less expense related to the area's operating revenue.

No single customer accounted for 10% or more of the total revenues for the half years ended September 30, 2003, 2004 and for the year ended March 31, 2004.

12. SUBSEQUENT EVENTS

On October 1, 2004, the Company acquired all its shares (Number of shares held 100,000) of Hitachi Printing Solutions, Ltd. ("Hitachi PRS") from Hitachi, Ltd. with the aim of enhancing and expanding printer business. As a result, Hitachi PRS becomes a wholly-owned subsidiary of the Company and changed its name to Ricoh Printing Systems, Ltd. ("RPS")

RPS has 890 employees (Group 2,250) as of October 1, 2004, and conducts business on printers and related equipment, software development, product development, design, production and marketing.